UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

AMENDMENT NO. 14 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012, Amendment No. 12 filed on December 31, 2012 and Amendment No. 13 filed on February 7, 2013 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On February 28, 2013, Roust Trading Ltd. (“Roust Trading”) and certain beneficial owners (holding an aggregate of approximately 30% in outstanding principal amount) (the “Steering Committee”) of the $380 million 9.125% senior secured notes and €430 million 8.875% senior secured notes, each due 2016 (the “2016 Notes”) issued by CEDC Finance Corporation International, Inc. (“CEDC FinCo”), entered into a joint summary term sheet (the “Term Sheet”) relating to a proposed financial restructuring of the Issuer and certain of its affiliates (the “Proposed Restructuring”). Roust Trading has delivered the Term Sheet to the Issuer as a viable alternative to the transactions contemplated by the offering memorandum, consent solicitation and disclosure statement filed by the Issuer with the SEC on February 25, 2013 (which has the support of neither Roust Trading nor the Steering Committee). The Term Sheet sets forth the material terms of a restructuring of the Issuer’s capital structure, including the following terms:

•	Roust Trading would provide a new $172 million cash investment (the “New Cash”), the proceeds of which would be used by the Issuer or CEDC FinCo to make available a reverse Dutch auction opportunity for the 2016 Notes (the “Dutch Auction”). Any New Cash not used to purchase 2016 Notes in the Dutch Auction would be added to the consideration for the 2016 Notes which do not participate in the Dutch Auction on a pro rata basis.

•	All remaining 2016 Notes not accepted for payment in the Dutch Auction (“Remaining 2016 Notes”) would be extinguished in return for (i) new senior secured notes due 2018 (“New Senior Notes”) with an aggregate principal amount equal to $450 million plus the interest accrued but unpaid on the Remaining 2016 Notes in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Senior Notes, (ii) $200 million convertible junior secured notes due 2018 (the “Convertible PIK Toggle Notes”) and (iii) any remaining portion of the New Cash not paid in the Dutch Auction.

•	Roust Trading would receive, in respect of the New Cash and the extinguishment of the $50 million credit facility established pursuant to that certain binding Term Sheet entered into between Roust Trading and the Issuer, dated December 28, 2012, at least 85% of the equity of the reorganized Issuer.

•	Holders of the Issuer’s 3% Convertible Senior Notes due 2013 (“2013 Notes”), holders of other Issuer unsecured debt and existing Issuer stockholders would receive in the aggregate no more than 15% of the equity of the reorganized Issuer.

•	The New Senior Notes will be issued by CEDC FinCo, have a maturity date of April 30, 2018, and bear cash interest of 8% per annum, increasing to 9% in year two, and 10% in year three and thereafter.

•	The Convertible PIK Toggle Notes will be issued by CEDC FinCo, have a maturity date of April 30, 2018, and bear interest of 10% per annum (payable in cash or in kind), and be convertible after 18 months into 20% of the Issuer’s equity, increasing to 25% if converted in 2016, 30% if converted in 2017 and then 35% if converted in 2018 or thereafter (in each case based on $200 million principal amount and PIK interest accrued on the Convertible PIK Toggle Notes).

•	The New Senior Notes and the Convertible PIK Toggle Notes will be issued by CEDC FinCo and guaranteed by the Issuer and certain of the Issuer’s subsidiaries. To the extent legally permissible and permitted by existing debt obligations, the New Senior Notes and Convertible PIK Toggle Notes will be secured against all assets of the Issuer and its subsidiaries.

The Steering Committee has agreed to work exclusively with Roust Trading through March 10, 2013 to prepare the documentation necessary to implement the Proposed Restructuring.

The foregoing disclosure is qualified in its entirety by reference to the full text of the Term Sheet, a copy of which is attached hereto as Exhibit 99.36 and is incorporated herein by reference.

Subject to the Term Sheet, in furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other securityholders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The matters set forth in Item 4 of this Amendment No. 14 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.36

Joint Summary Term Sheet, dated February 28, 2013, by and among Roust Trading and beneficial owners of $380 million 9.125% senior secured notes and €430 million 8.875% senior secured notes, each due 2016 issued by CEDC FinCo and guaranteed by the Issuer and certain of its subsidiaries

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2013

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko